UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

90138A103**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing six (6) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “VNET”.

CUSIP No. 90138A103	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Sumitomo Mitsui Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,817,662(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,817,662(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,817,662(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%(2)
12	TYPE OF REPORTING PERSON (See Instructions) FI

1.

Reflects 9,136,277 American Depositary Shares (“ADSs”) of the Issuer, each of which represents six Class A Ordinary Shares of the Issuer, held by various investment vehicles for which TT International Asset Management and Sumitomo Mitsui DS Asset Management Company, Ltd serve as investment manager. .

2.

Based upon 857,359,421 Class A Ordinary Shares outstanding as of February 28, 2022, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 26, 2022.

CUSIP No. 90138A103	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SMBC Asset Management Services (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION London, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,637,662(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,637,662(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,637,662(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.37%(2)
12	TYPE OF REPORTING PERSON (See Instructions) FI

1.

Reflects 9,106,277 ADSs, each of which represents six Class A Ordinary Shares of the Issuer, held by various investment vehicles for which TT International Asset Management serves as investment manager.

2.	Based upon 857,359,421 Class A Ordinary Shares outstanding as of February 28, 2022, according to the Form 20-F filed by the Issuer with the SEC on April 26, 2022.

CUSIP No. 90138A103	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS TT International Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION London, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,637,662(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,637,662(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,637,662(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.37%(2)
12	TYPE OF REPORTING PERSON (See Instructions) FI

1.

Reflects 9,106,277 ADSs, each of which represents six Class A Ordinary Shares of the Issuer, held by various investment vehicles for which TT International Asset Management serves as investment manager.

2.	Based upon 857,359,421 Class A Ordinary Shares outstanding as of February 28, 2022, according to the Form 20-F filed by the Issuer with the SEC on April 26, 2022.

Item 1.

(a)	Name of Issuer.

VNET Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices.

Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road Chaoyang District Beijing 100016 The People’s Republic of China

Item 2.

(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by Sumitomo Mitsui Financial Group, Inc. (“SMFG”), SMBC Asset Management Services (UK) Ltd (“SMBCAM”), and TT International Asset Management Ltd. (“TTIAM”), (together, the “Reporting Persons”) with respect to Class A Ordinary Shares of the Issuer beneficially owned by various investment vehicles for which TTIAM serves as investment manager (the “Investment Vehicles”). TTIAM is a wholly-owned subsidiary of SMBCAM, which is a wholly-owned subsidiary of SMFG. The Investment Vehicles hold 9,136,277 American Depositary Shares (“ADSs”) of the Issuer, each of which represents six (6) Class A Ordinary Shares, representing 6.39% of the issued and outstanding Class A Ordinary Shares. None of the Investment Vehicles holds more than 5% of the issued and outstanding Class A Ordinary Shares.

(b)	Address of Principal Business Office or, if none, Residence.

SMFG

1-2 Marunouchi, 1-chome, Chiyoda-Ku, Tokyo, Japan

SMBCAM

100 Liverpool Street, London, United Kingdom

TTIAM

62 Threadneedle Street, London, United Kingdom

(c)	Citizenship.

SMFG is organized under the laws of Japan. Each of SMBCAM and TTIAM is organized under the laws of the United Kingdom.

(d)	Title of Class of Securities.

Class A Ordinary Shares

(e)	CUSIP Number.

90138A103

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 90138A103 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: SMFG is a bank holding company registered with the Japan Financial Services Agency (JFSA). SMBCAM is a parent holding company holding 100% of the shares of TTIAM, which is an investment adviser registered with the UK Financial Conduct Authority (UKFCA).

Item 4.	Ownership.

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

As of December 31, 2022, TTIAM indirectly beneficially owns 9,106,277 ADSs, each of which represents six (6) Class A Ordinary Shares, held by Investment Vehicles for which TTIAM serves as investment manager.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to holding companies and investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

***

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February [13], 2023

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiro Yoshimura
	Name:	Masahiro Yoshimura
	Title:	Managing Director of Business Development Department

Dated: February [13], 2023

SMBC Asset Management Services (UK) Limited

By:	/s/ Saburo Yoshida
	Name:	Saburo Yoshida
	Title:	Director

Dated: February [13], 2023

TT International Asset Management Ltd

By:	/s/ Peter M. Fox
	Name:	Peter M. Fox
	Title:	Chief Compliance Officer